UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                        February                         , 2004
                ---------------------------------------------------------


                               Golar LNG Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F    X          Form 40-F
                                 --------                --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                           No    X
                                 --------                     --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

        Attached is a copy of the earnings release of Golar LNG Limited (the "Company") dated February 29, 2004, for the quarter ended December 31, 2003.

                                 [Company Logo]

                                    Golar LNG
                                  December 2003

FOURTH QUARTER AND TWELVE MONTHS RESULTS

Golar LNG reports net income of $13.9 million for the three months ended December 31, 2003 and operating income of $17.6 million, both of which are increased from last quarter's net income of $7.1 million and operating income of $12.0 million ($10.1 million and $16.1 million, respectively, for the fourth quarter of 2002). The increases are primarily due to the inclusion of a full quarter's trading from the Methane Princess and lower levels of offhire across the rest of the fleet. Included in operating income for the three months ended December 31, 2003 is a charge for depreciation and amortization of $8.8 million as compared to $7.8 million for the third quarter of 2003 ($7.7 million for the same period in 2002). Earnings per share for the quarter were $0.22 as compared to $0.12 for the third quarter of 2003 ($0.18 for the fourth quarter of 2002).

The result is after a net (after minority interests) gain of $2.8 million, as compared to a gain of $2.2 million in the previous quarter ($0.8 million for the fourth quarter of 2002) as a result of the movement of the fair value of interest rate swaps. Additionally, a net foreign exchange gain of $1.7 million has been recorded which relates to the translation of the different balances relating to the capital leases, all of which are denominated in British Pounds. As explained in our second quarter report this exchange gain represents an unrealised gain on long-term monetary assets and liabilities that will be realised over the term of the leases depending on the future movement of interest rates.

Operating revenues for the fourth quarter of 2003 were $37.2 million, ($33.5 million for the fourth quarter of 2002) which represents an increase of 26% from the third quarter as a result of, as noted above, the inclusion of a full quarter's trading from the Methane Princess and lower levels of offhire across the rest of the fleet. Average daily time charter equivalents (TCEs) were $57,500 for the quarter. The overall TCE for the quarter was affected by some offhire incurred as a result of repair work.

Vessel operating expenses for the fourth quarter of 2003 were $8.5 million compared with $7.6 million for the previous quarter and $7.8 million for the same period in 2002. The increase is mainly due to the inclusion of the Methane Princess for the whole of the fourth quarter of 2003.

Administration costs were $2.3 million for the quarter as compared to $2.1 million last quarter and $1.9 million for the fourth quarter of 2002. These amounts include expenses in respect of the Baja and Livorno projects.

Net interest expense for the fourth quarter of 2003 was $6.4 million, which includes a full quarter's charge for the financing of the Methane Princess, and compares to $5.2 million for the third quarter of 2003 and to $5.4 million for the same period in 2002. Included within interest expense and interest income for this quarter is $6.3 million and $6.1 million respectively relating to both of the Company's lease finance transactions. The $6.3 million expense is interest recorded in respect of the lease obligation and the $6.1 million income arises from the cash deposit securing the obligation.

Other financial items of $6.0 million income for the quarter, as compared to $3.0 million income last quarter, ($1.0 million income for the same period in
2002), include a gain of $4.7 million associated with the fair valuing of interest rate swaps, as compared to a gain of $3.7 million last quarter ($1.4 million gain for the same period in 2002). The gain is reduced by the minority interest element of 40 per cent resulting in a net book gain of $2.8 million for the fourth quarter of 2003.

For the twelve months ended December 31, 2003 the Company reports revenues of $130.6 million, (2002 $130.6 million), net income of $39.6 million, (2002 $27.1 million), and earnings per share of $0.68 (2002 $0.48). A decrease in revenue this year resulting from increased off hire as a result of drydocks and repairs in 2003 as compared to 2002 has been offset by the addition of revenue from the Methane Princess in 2003.

Stockholders equity has been increased during the quarter by $51 million as a result of an equity offering in December 2003 and by $106 million during the year as a result of this offering together with the equity issue that took place in July 2003. Golar's cash position has also been strengthened during the year as a result of lease finance transactions that have resulted in a cash inflow of $51 million.

The number of shares outstanding as of December 31, 2003 was 65,612,000 and was 56,012,000 as at December 31, 2002. The increase is as a result of the issuance of an additional 5.6 million shares during the quarter ended September 30, 2003 and a further 4.0 million during the quarter ended December 2003. The weighted average number of shares outstanding for the quarter and twelve months ended December 31, 2003 was 62,177,217 and 58,532,548 respectively.

FINANCING

As reported during the quarter ended December 31, 2003 the Company raised $51 million via a direct equity offering of 4.0 million shares to be used for future growth of the business.

The Company has continued to hedge long-term interest rate exposure by fixing a further $30 million of the loan relating to the financing of the Methane Princess bringing the total fixed amount up to $135 million. The fixings are designed to maintain between 75 and 85 per cent of the debt on a fixed rate of interest that is expected to yield an average cost of financing of approximately
5.8 per cent per annum on the fixed element over 12 years.

Further good progress has been made with regard to financing the Company's two new buildings due for delivery in the first half of 2004. It is expected that the first vessel will be financed by traditional bank debt, by an amount that will cover the final delivery instalment and that Golar will enter into a lease financing in respect of the second vessel.

CORPORATE AND OTHER MATTERS

The Board is pleased to announce that on February 23, 2004 the Company signed a sixth newbuilding contract with DSME of Korea for one 145,000m3 LNG carrier. The ship will be a membrane design and is expected to be delivered from DSME by mid 2006. The Company has a further option for similar a ship from the same yard.

During the fourth quarter of 2003, Golar invested $12.2 million in the purchase of Korea Line shares. Korea Line is listed on the Seoul stock exchange and has 100 per cent ownership of two LNG carriers on long-term charters and a small percentage ownership in four other LNG carriers, also on long-term charters. The Company believes this investment is an opportunity to develop a mutually beneficial relationship with a leading Korean LNG shipping provider.

The deliveries of the next two newbuildings, now named Golar Frost and Golar Winter, are expected to take place over the next few months. The delivery of the third newbuilding this year, hull 1460 from Hyundai, is expected in the fourth quarter of 2004.

One of the next two newbuildings has been fixed on a 10-month charter starting at the end of May. It is the Company's intention to trade the second newbuilding in the spot market or use it for short-term opportunities.

The Methane Princess commenced its 20-year charter to BG Group in February 2004.

The environmental approval in respect of the floating terminal project in Livorno has been delayed due to the replacement of the governing committee, however positive progress has been made.

In addition to the Baja and Livorno projects, Golar has recently been offered the chance to participate in several other terminal projects. The Board is currently evaluating Golar's participation in these projects of which the most interesting ones are based on floating technology.

During the fourth quarter Golar signed a letter of intent with a Middle Eastern LNG producer for the purchase of 700,000 tonnes of LNG starting from 2005.

MARKET

During the fourth quarter demand for shipping services suffered as a function of the limited amount of excess LNG available in the market. Strong Asian demand and the prices have further reduced potential cargoes going West.

Though prices in the US were firm through the period, in December prices in Europe suddenly firmed even more, and cargoes originally destined for the US from the Middle East and Nigeria were diverted at the last minute to Europe, as was the case with one of the Methane Princess's cargoes.

No new LNG production capacity came on stream during the fourth quarter. The original fire in Bintulu at the Tiga train 1 facility has kept product out of the market until the end of the second quarter of 2004, further contributing to lacklustre demand for transportation, while extra cargoes for the Japanese nuclear plant replacement was found through swaps with Kogas, who had excess product. There were no more than a handful of competing vessels, although delays in the Egypt/Spain contract caused Union Fenosa to re-let a vessel into the spot market. The Methane Princess was the only new vessel competing in the spot trade, and during the quarter Golar found three good paying cargoes.

Over the whole quarter, and indeed the year, US imports were very strong. 10.5 million tonnes were imported; double the quantities of 2002 and 2001. This was still only about 2 per cent of the USA's total natural gas supply, signifying that there is still the potential for significant growth to come. 73 per cent of this volume came from Trinidad, 12 per cent from Algeria and 9 per cent from Nigeria. In spite of this increase, utilisation of the 4 US import terminals overall averaged only some 75-80 per cent.

The fourth quarter of 2003 may well come to be seen as the lull before the storm as it is during 2004 that extra LNG production will begin to test the capacity of the 4 US import terminals and really demonstrate that further import capacity is required. Egypt comes on stream towards the end of the year, recovery in Algeria, and two new trains in Malaysia, the production from which is targeted at the USA and Europe, will start up around the middle of 2004. Furthermore, a market for RasGas' most recent trains must be found in the absence of 100 per cent demand in India and none at all in Italy. Supply is destined to continue to proliferate with nearly 50 million tonnes of LNG production due on stream, most of it before the end of 2006.

LNG ship newbuilding prices are strengthening at an even faster rate than had been anticipated. ExxonMobil's entrance into the LNG market with a commitment to build more than forty ships before 2010 has encouraged a lot of activity among other LNG players. The strong demand for vessels within such a restricted window has given the yards an opportunity to increase prices. This has been compounded by the fact that there has been an increase in steel price of up to 30 per cent. The fear is that the much higher prices, especially for the larger size vessels may erode the competitive advantage of the larger size. Those with vessels on order and options, such as Golar, are in a fortunate competitive position for the early delivery dates.

OUTLOOK

The Methane Princess has been delivered into its 20-year charter with BG Group. In the run up to delivery to BG the vessel suffered commercial waiting time, including the unpaid positioning voyage, of approximately 45 days.

The Company will add another three newbuilds this year, of which one already has secured employment. The results from the uncommitted newbuilds might be volatile due to the current limited availability of excess LNG. The situation should however improve as more production capacity comes online during 2004.

Golar's seven ships on long-term charter create a stable and sound financial basis for the Company going forward. The five uncommitted newbuildings look increasingly attractive in a market where ship prices are moving upwards and the shipyard capacity situation is becoming tighter. Rates in the spot market are likely to strengthen during the next two years as a function of increased LNG production.

The Company has a good cash position and is financially well prepared to take advantage of opportunities that may arise.

The results for 2004 are likely to show a clear improvement from 2003 and the Board is optimistic about the future.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the newbuilding vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or
regulatory   standards  that  could  affect  our   anticipated   dry-docking  or
maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.


February 29, 2004
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Tr0im: Director and Chief Executive Officer +44 7734 976 575
Graham Robjohns: Chief Accounting Officer & Group Financial Controller
+44 207 517 8600
Charlie Peile: Executive Vice President, Head of Commercial +44 207 517 8600

            GOLAR LNG LIMITED FOURTH QUARTER 2003 REPORT (UNAUDITED)

INCOME STATEMENT                                 2003        2002         2003        2002
(in thousands of $)                            Oct-Dec      Oct-Dec    Jan - Dec     Jan-Dec
                                              unaudited    unaudited   unaudited     audited
                                              ---------    ---------   ---------     -------
Operating revenues                                37,196       33,468     130,578      130,611
Vessel operating expenses                          8,537        7,822      30,156       28,061
Administrative expenses                            2,290        1,899       7,138        6,127
Depreciation and amortisation                      8,756        7,686      31,147       31,300
Total operating expenses                          19,583       17,407      68,441       65,488
Operating income                                  17,613       16,061      62,137       65,123
Interest income                                    6,390          230      14,800        1,073
Interest expense                                 (12,798)      (5,629)    (37,157)     (23,553)
Other financial items                              6,030        1,038       7,217      (17,887)
Income before taxes and minority interest         17,235       11,700      46,997       24,756
Minority interest                                  3,056        1,641       7,052       (2,469)
Taxes                                                247          (43)        375           88
Net income                                        13,932       10,102      39,570       27,137

Earnings per share ($)                             $0.22        $0.18       $0.68        $0.48





BALANCE SHEET                                                             2003        2002
(in thousands of $)                                                      Dec 31      Dec 31
                                                                       unaudited     audited
                                                                       ---------     -------
ASSETS
Short term
Cash and cash equivalents                                                 117,883       52,741
Investments in marketable securities                                       13,810            -
Restricted cash and short-term investments                                 32,095       12,760
Other current assets                                                       20,598        5,240
Amounts due from related parties                                              180          281
Long term
Restricted cash                                                           623,179            -
Newbuildings                                                              207,797      291,671
Vessel and equipment, net                                                 764,483      617,583
Other long term assets                                                      5,577        7,659
Total assets                                                            1,785,602      987,935

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt                                          61,331       48,437
Current indebtedness due to related parties                                     -       32,703
Other current liabilities                                                  60,190       44,764
Amounts due to related parties                                                600          642
Long term
Long term debt                                                            593,904      629,173
Long term capital lease obligations                                       616,210            -
Other long term liabilities                                                94,226       22,731
Minority interest                                                          18,706       13,349
Stockholders' equity                                                      340,435      196,136
Total liabilities and stockholders' equity                              1,785,602      987,935

            GOLAR LNG LIMITED FOURTH QUARTER 2003 REPORT (UNAUDITED)


STATEMENT OF CASH FLOWS                                2003       2002      2003       2002
(in thousands of $)                                   Oct-Dec   Oct-Dec   Jan - Dec   Jan-Dec
                                                     unaudited  unaudited unaudited   audited
                                                     ---------  --------- ---------   -------
OPERATING ACTIVITIES
Net income                                              13,932    10,102     39,570     27,137
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortisation                            8,756     7,686     31,147     31,300
Amortisation of deferred charges                           254       291      1,574        972
Income (loss) attributable to minority interests         3,056     1,641      7,052     (2,469)
Drydocking expenditure                                  (1,735)        -    (12,737)    (1,600)
Change in market value of interest rate derivatives     (4,680)   (1,435)    (6,401)    16,459
Unrealised foreign exchange gain                        (1,664)        -     (2,993)         -
Change in operating assets and liabilities              (3,716)     (808)       205       (583)
Net cash provided by operating activities               14,203    17,477     57,417     71,216

INVESTING ACTIVITIES
Additions to newbuildings                              (19,778)  (45,797)   (77,783)  (158,815)
Additions to vessels and equipment                         289    (1,762)    (6,308)    (5,912)
Long-term restricted cash                                2,315         -   (543,643)         -
Short-term restricted cash and investments              (9,570)    6,662    (30,781)     1,403
Net cash used in investing activities                  (26,744)  (40,897)  (658,515)  (163,324)

FINANCING ACTIVITIES
Proceeds from long-term debt                                 -    60,061    506,128    194,335
Proceeds from long-term debt due to related parties          -         -          -     16,259
Proceeds from long-term capital lease obligation             -         -    616,298          -
Repayments of long-term debt                           (18,882)  (13,142)  (528,505)   (41,054)
Repayments of long-term debt due to related parties          -   (16,259)   (32,703)   (68,834)
Additions to long-term lease obligations                 1,506         -      2,659          -
Financing costs paid                                        (9)     (887)    (2,140)    (3,424)
Dividends paid to minority shareholders                      -         -     (1,695)   (10,002)
Proceeds from issuance of equity                        51,006         -    106,198          -
Net cash provided by financing activities               33,621    29,773    666,240     87,280

Net   increase   (decrease)   in  cash   and   cash     21,080     6,353     65,142    (4,828)
equivalents
Cash and cash equivalents at beginning of period        96,803    46,388     52,741     57,569
Cash and cash equivalents at end of period             117,883    52,741    117,883     52,741
